Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333- 286998

Relating to the

Preliminary Prospectus Supplements

Dated May 13, 2026

(To Prospectus Dated May 15, 2025)

	CONTACT:	Scott B. Flaherty
EVP & Chief Financial Officer
NEWS RELEASE		(561) 413-0112

Willis Lease Finance Corporation Announces Proposed Convertible Senior Notes Offering and

Borrowed Common Stock Offering to Facilitate Hedging Transactions

COCONUT CREEK, FL, May 13, 2026 – Willis Lease Finance Corporation (NASDAQ: WLFC) (the “Company”), the leading lessor of commercial aircraft engines and global provider of aviation services, announced today its intention to offer, subject to market and other conditions, $175.0 million aggregate principal amount of convertible senior notes due 2031 (the “Notes”) in a public offering (the “Notes Offering”) registered under the Securities Act of 1933, as amended (the “Act”). The Company intends to grant the underwriters a 30-day option to purchase up to an additional $25.0 million principal amount of Notes, solely to cover over-allotments, if any. The Company currently intends to use the net proceeds from the issuance of the Notes to temporarily repay amounts outstanding under the Company’s revolving credit facility until deployed for general corporate purposes. There can be no assurance as to whether or when the Notes Offering may be completed or as to the actual size or terms of the offering.

Morgan Stanley & Co. LLC, BofA Securities, and Deutsche Bank Securities Inc. are acting as joint book-running managers for the Notes Offering.

The Notes will be senior, unsecured obligations of the Company, will accrue interest payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026, and will mature on May 15, 2031, unless earlier repurchased, redeemed or converted. Noteholders will have the right to convert their Notes in certain circumstances and during specified periods based on the applicable conversion rate. The Company will settle conversions of Notes by paying or delivering, as applicable, cash or a combination of cash and shares of its common stock, at its election.

The Notes will be redeemable, in whole or in part (subject to certain limitations), at the Company’s option at any time, and from time to time, on or after May 21, 2029 and on or before the 41st scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of its common stock exceeds 130% of the conversion price for a specified period of time. The Company may not redeem less than all of the outstanding Notes unless the excess of the principal amount of the Notes outstanding as of the time the Company sends the related redemption notice over the aggregate principal amount of the Notes subject to such redemption is at least $75.0 million.

If a “fundamental change” (which will be defined in the indenture that will govern the Notes to include certain change-of-control events and the delisting of the Company’s common stock) occurs, then, subject to a limited exception, noteholders may require the Company to repurchase their Notes at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

The interest rate, initial conversion rate and other terms of the Notes will be determined at the pricing of the Notes Offering.

Concurrently with the Notes Offering, Morgan Stanley & Co. LLC, acting on behalf of itself and/or its affiliates (in such capacity, the “delta underwriter”) intends to offer and sell short, in a separate, underwritten public offering under the Act, a number of shares of the Company’s common stock borrowed from non-affiliate third parties to facilitate hedging transactions by certain investors subscribing for the Notes (the “Concurrent Delta Offering”). The number of shares of the Company’s common stock subject to the Concurrent Delta Offering will be determined at the time of pricing of the Concurrent Delta Offering, will depend on what portion of such investors desire to hedge their investment in the Notes and is expected to be no greater than the commercially reasonable initial short positions of such investors being established to hedge their market risk with respect to the Notes they acquire. No new shares of the Company’s common stock will be issued, and the Company will not receive the proceeds from the short sale of its common stock.

The Concurrent Delta Offering and Notes Offering are contingent upon one another.

The Notes Offering will be made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025 (the “Registration Statement”) and a prospectus supplement. The Notes Offering will be made only by means of a prospectus supplement and an accompanying prospectus. The Concurrent Delta Offering will be made pursuant to the Registration Statement and a prospectus supplement. The Concurrent Delta Offering will be made only by means of a prospectus supplement and an accompanying prospectus. A copy of the preliminary prospectus supplements, together with the accompanying prospectuses and the Registration Statement relating to each offering, when available, may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplements, together with the accompanying prospectuses relating to each offering, when available, may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, email: prospectus@morganstanley.com, and a copy of the preliminary prospectus supplement, together with the accompanying prospectus relating to the Notes Offering, may also be obtained from BofA Securities, 201 North Tryon Street, Charlotte, North Carolina 28255, Attention: Prospectus Department, email: dg.prospectus_requests@bofa.com, and from Deutsche Bank Securities Inc., Attention: Prospectus Department, 1 Columbus Circle, New York, New York 10019, telephone: 800-503-4611, email: prospectus.cpdg@db.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Willis Lease Finance Corporation

Willis Lease Finance Corporation leases large and regional spare commercial aircraft engines and aircraft to airlines, aircraft engine manufacturers and maintenance, repair, and overhaul providers worldwide. These leasing activities are integrated with engine and aircraft trading, engine lease pools, and asset management services through Willis Mitsui & Co. Asset Management Limited, as well as various end-of-life solutions for engines and aviation materials provided through Willis Aeronautical Services, Inc. Through Willis Engine Repair Center®, Jet Centre by Willis, and Willis Aviation Services Limited, the Company’s service offerings include Part 145 engine maintenance, aircraft line and base maintenance, aircraft disassembly, parking and storage, airport FBO and ground and cargo handling services.

Except for historical information, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties. Do not unduly rely on forward-looking statements, which give only expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them to reflect any change in the Company’s expectations or any change in events, conditions, or circumstances on which the forward-looking statement is based, except as required by law. The Company’s actual results may differ materially from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to: the effects on the airline industry and the global economy of events such as war, terrorist activity and the COVID-19 pandemic; changes in oil prices, rising inflation and other disruptions to world markets; trends in the airline industry and the Company’s ability to capitalize on those trends, including growth rates of markets and other economic factors; risks associated with owning and leasing jet engines and aircraft; the Company’s ability to successfully negotiate equipment purchases, sales and leases, to collect outstanding amounts due and to control costs and expenses; changes in interest rates and availability of capital, both to the Company and its customers; the Company’s ability to continue to meet changing customer demands; regulatory changes affecting airline operations, aircraft maintenance, accounting standards and taxes; the market value of engines and other assets in the Company’s portfolio; and risks detailed in the Company’s Annual Report on Form 10-K and other continuing and current reports filed with the Securities and Exchange Commission. It is advisable, however, to consult any further disclosures the Company makes on related subjects in such filings. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

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